UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

STRATEGIC HOTELS & RESORTS, INC.

(Exact name of registrant as specified in its charter)

Maryland	33-1082757
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Madison Street
Suite 1700
Chicago, Illinois	60606-3415
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

On November 14, 2008, the Board of Directors (the “Board”) of Strategic Hotels & Resorts, Inc. (the “Company”) adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of November 14, 2008, between the Company and Mellon Investor Services LLC, as rights agent (the “Rights Agreement”). Pursuant to the terms of the Rights Agreement, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share, of the Company. The dividend is payable on November 28, 2008 to the stockholders of record as of the close of business on November 28, 2008.

The Rights will initially trade with, and will be inseparable from shares of the Company’s common stock and the registered holders of shares of Common Stock will be the registered holders of the Rights associated with such shares. The Rights will be evidenced only by the certificates, if any, that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after November 28, 2008 until the earlier of the Distribution Date (as defined below), the redemption or exchange of the Rights or the final expiration of the Rights Agreement, each as described below.

Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $0.01 per share (each a “Preferred Share”), for $20.00, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

The Rights will not be exercisable until the earlier of the following (the “Distribution Date”):

•

the close of business on the tenth day after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of the Company’s outstanding common stock; or

•

the close of business on the tenth business day (or a later date determined by the Board) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

After the Distribution Date, the Rights will separate from the common stock and will be evidenced solely by Rights certificates that the rights agent will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

If a person or group becomes an Acquiring Person, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $20.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the Company’s common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right’s then-current exercise price. In addition, if, after a person or group becomes an Acquiring Person, the Company is acquired in a merger or similar transaction, or sells a majority of its assets, in each case, after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $20.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring company having a market value equal to twice the Right’s then-current exercise price.

Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $.001 per one one-thousandth of a Preferred Share or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle holders upon liquidation either to receive $1 per one one-thousandth of a Preferred Share or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•

will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-thousandth of a Preferred Share will generally approximate the value of one share of common stock.

The Rights will expire on November 30, 2009, unless previously redeemed, or such later date as determined by the Board of Directors of the Company.

The Board may cause the Rights to be redeemed for $.001 per Right at any time prior to the close of business on the tenth business day (or a later date determined by the Board) after any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company’s common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights; however, after a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Copies of the Articles Supplementary setting forth the terms of the Series D Junior Participating Preferred Stock of the Company and the Rights Agreement (including as Exhibit A the Form of Articles Supplementary and as Exhibit B the form of Right Certificate), have been filed as Exhibits 1 and 2, respectively, to this Registration Statement on Form 8-A and are incorporated herein by reference. The foregoing description of the terms of the Rights Agreement, the Rights and the Preferred Shares is qualified in its entirety by reference to the Articles Supplementary and the Rights Agreement.

Item 2. Exhibits

1.	Articles Supplementary setting forth the terms of the Series D Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

2.	Rights Agreement, dated as of November 14, 2008, between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Articles Supplementary in respect of the Series D Junior Participating Preferred Stock (Exhibit A) and the Form of Rights Certificate (Exhibit B), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STRATEGIC HOTELS & RESORTS, INC.

Date: November 18, 2008	By:	/s/ Paula C. Maggio
	Name:	Paula C. Maggio
	Title:	Senior Vice President, Secretary & General Counsel

EXHIBIT INDEX

1.	Articles Supplementary setting forth the terms of the Series D Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

2.	Rights Agreement, dated as of November 14, 2008, between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Articles Supplementary in respect of the Series D Junior Participating Preferred Stock (Exhibit A) and the Form of Rights Certificate (Exhibit B), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

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